Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

December 1, 2015

Item 3	News Release

A news release was issued through CNW Group on December 1, 2015.

Item 4	Summary of Material Change

On December 1, 2015, RCI priced a US$1.0 billion underwritten public offering of debt securities, consisting of US$700 million aggregate principal amount of 3.625% senior notes due 2025 and an additional US$300 million aggregate principal amount of its existing 5.00% senior notes due 2044.

Item 5.1	Full Description of Material Change

The net proceeds from the issuance of the debt securities were approximately US$990 million and are expected to be used to repay outstanding advances under RCI’s bank credit facilities and for general corporate purposes. The sale of the debt securities closed on December 8, 2015. The debt securities were issued by RCI and guaranteed by its wholly owned subsidiary, Rogers Communications Partnership.

The debt securities were issued pursuant to a prospectus supplement and accompanying prospectus filed with the SEC as part of an effective shelf registration statement on Form F-10.

This material change report includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Chief Legal Officer and Secretary, at (416) 935-3546.

Item 9	Date of Report

December 9, 2015